Exhibit 1.1

Cencosud S.A.’s Public Response to the Superintendencia de Valores y Seguros

(unofficial translation)

Santiago, June 12, 2013

Mr. Hernan Lopez Bohner

Intendente de Valores

Superintendencia de Valores y Seguros

Dear Sir:

This letter is in response to Official Letter No.13,089, dated June 11, 2013, containing an inquiry regarding the veracity of information published by the newspaper Diario Financiero reporting an alleged alliance with Banco Itaú allowing this institution to offer Cencosud credit cards in Argentina and Chile. Although Cencosud is currently analyzing the possibility of creating a partnership with a major bank to continue developing its financial business in Chile and Argentina, no agreement has been signed to date of which the market should be informed.

Sincerely,

Daniel Rodríguez Cofré

General Manager

Cencosud S.A.